Exhibit 2.1

CONTRIBUTION AGREEMENT

by and between

GLOBAL PARTNERS LP

and

AE HOLDINGS CORP.

Dated

November 21, 2011

i

6.7 Global SEC Reports	27
6.8 No Material Adverse Change	27
6.9 Issuance of Common Units	27
6.10 Brokers	27
ARTICLE VII FURTHER AGREEMENTS	28
7.1 Conduct of Business	28
7.2 Compliance with Connecticut Bona Fide Offer Statute	29
7.3 Certain Receivables	29
7.4 Certain Governmental Matters	29
7.5 Efforts of the Parties	31
7.6 Certain Tax Matters	32
7.7 Certain Employee Matters	33
7.8 Exclusive Dealing	34
7.9 Further Assurances	34
7.10 Access, Information and Documents	35
7.11 Audited Special Financial Statements	36
ARTICLE VIII TERMINATION	37
8.1 Termination Events	37
8.2 Effect of Termination	38
ARTICLE IX INDEMNIFICATION	38
9.1 Indemnification by AEHC	38
9.2 Indemnification by Global	40
9.3 Notice of Claims	40
9.4 Third Party Claims	41
9.5 Expiration	42
9.6 Other Limitations	42
9.7 Acknowledgements; Exclusive Remedy	43
ARTICLE X OTHER PROVISIONS	45
10.1 Notices	45
10.2 Amendment; Waiver	46
10.3 Assignment	46
10.4 Entire Agreement	46
10.5 Fulfillment of Obligations	46
10.6 Parties in Interest	46
10.7 Public Disclosure	46
10.8 Return of Information	47
10.9 Expenses	47
10.10 Schedules	47

ii

10.11 Governing Law; Jurisdiction	47
10.12 Counterparts	47
10.13 Headings	47
10.14 Severability	47
10.15 Waiver of Jury Trial	48
10.16 Specific Performance	48

SCHEDULE LIST

AEHC Disclosure Schedules
5.3	Third Party Consents and Approvals of AEHC
5.4	AEHC Government Consents and Approvals
5.6(b)	Outstanding Warrants
5.7(a)	Conduct of the Business since October 1, 2011
5.7(g)	Environmental Matters
5.7(h)	Trademarks, Domain Names, Etc.
5.7(i)	Pending Litigation
5.7(j)	Governmental Authorizations
5.7(k)	Tax Proceedings
5.7(l)(iii)	Employment and Consulting Agreements
5.7(m)	Alliance Contracts
5.7(n)	Alliance Benefit Plans
5.7(o)	Retail Location Exceptions
5.7(p)	Insurance
Global Disclosure Schedules
6.3	Third Party Consents and Approvals of Global
6.4	Global Governmental Consents and Approvals
Other Schedules
7.1(vi)	Retail Stations to be Sold

EXHIBITS

Exhibit A	Determination of the Cash Adjustment
Exhibit B	Form of Business Opportunity Agreement
Exhibit C	Form of Employment Agreement
Exhibit D	Form of Registration Rights Agreement

iii

CONTRIBUTION AGREEMENT

This Contribution Agreement is made and entered into as of the 21st day of November, 2011, by and between Global Partners LP, a Delaware limited partnership having its principal offices at 800 South Street, Suite 200, Waltham, MA 02453 (“Global”); and AE Holdings Corp., a Massachusetts corporation having its principal offices at 404 Wyman Street, Suite 425, Waltham, MA 02451 (“AEHC”).  Global and AEHC are referred to individually as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, AEHC is the owner of all of the outstanding membership interests of Alliance, an owner, operator and supplier of retail gas stations in the Northeast; and

WHEREAS, AEHC wishes to contribute all of the membership interests of Alliance to Global in exchange for common units of Global, and Global wishes to issue such common units to AEHC in exchange for such contribution;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the Parties agree as follows:

ARTICLE I
DEFINITIONS AND TERMS

1.1           Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“AEHC Taxes” means any and all Taxes imposed on Alliance or any Alliance Subsidiary or for which Alliance or any Alliance Subsidiary may otherwise be liable (a)  for any Pre-Closing Date Tax Period and for the portion of any Straddle Tax Period ending on the Closing Date (determined in accordance with Section 7.6(a)(iii)); (b) resulting from a breach of the representations and warranties set forth in Section 5.7(k) (determined without regard to any materiality or knowledge qualifiers or any items in the Disclosure Schedules and only to the extent of any Tax imposed as a result of such breach) or covenants set forth in Section 7.6; (c) of any member of any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes for any period of which Alliance, any Alliance Subsidiary or any former subsidiary of Alliance or any of their respective successors in interest is or was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502-6(a) or any analogous or similar foreign, state or local law; (d) of any other Person for which Alliance, any Alliance Subsidiary or any former subsidiary of Alliance or any of their respective successors in interest is or has been liable as a transferee or successor, by contract or otherwise; or (e) that are Transfer Taxes; provided, that no such Tax will constitute an AEHC Tax to the extent such Tax is reflected on the Alliance balance sheet as of the Closing.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made.  The term

“control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  Notwithstanding the foregoing, for purposes of this Agreement, Global and AEHC shall not be considered to be the Affiliate of the other.

“Affiliate Guarantee” shall mean a guarantee or bond executed by AEHC or Global Petroleum Corp. with respect to the obligations of Alliance or either Alliance Subsidiary, any former subsidiary of Alliance or either Alliance Subsidiary, or any predecessor in interest of any of the foregoing.

“Agreement” shall mean this Contribution Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Alliance” shall mean Alliance Energy LLC, a Massachusetts limited liability company.

“Alliance Benefit Plan” shall mean, as of the Closing Date, each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by Alliance, or to which Alliance could have any liability, contingent or otherwise, for the benefit of any employees or former employees of Alliance or the Alliance Subsidiaries or in which any such employee or former employee participates as an employee or former employee of Alliance, the Alliance Subsidiaries or the Alliance Businesses.

“Alliance Businesses” shall mean the businesses and operations of Alliance and the Alliance Subsidiaries, including the business and operations related to retail gas stations.

“Alliance Contract” shall mean (i) any Contract related to the Alliance Businesses that involves the receipt or payment of more than $100,000 or which has a duration of more than one year, or (ii) any other Contract, lease or instrument which is material to the Alliance Businesses.

“Alliance Equity Interests” shall mean all of the outstanding membership interests in Alliance.

“Alliance Subsidiaries” shall mean Portside LLC and Bursaw Oil LLC.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in Boston, Massachusetts, U.S.A., are authorized or obligated by Law or executive order to close.

“Cash Adjustment” shall mean the amount determined in accordance with Exhibit A and Section 2.3.

“CERCLA” shall have the meaning set forth in the definition of Environmental Law.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Unit” shall mean a “common unit” as defined in the Third Amended and Restated Agreement of Limited Partnership of Global.

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement between Global and AEHC dated October 27, 2011.

“Conflicts Committee” shall mean the Conflicts Committee of Global’s general partner.

“Connecticut Bona Fide Offer Statute” shall mean Conn. Gen. Stat. §§ 42-133mm (2011) of Title 42, c. 739.

“Contract” shall mean any agreement, contract, lease, license, obligation, promise or undertaking (whether written or oral and whether express or implied) that is or is intended to be legally binding.

“DOL” shall mean the United States Department of Labor.

“Effective Time” shall mean 12:01 a.m. Eastern Time on the Closing Date.

“Employee Benefit Plan” shall mean any (i) Employee Welfare Benefit Plan, (ii) nonqualified deferred compensation retirement plan or arrangement, or (iii) any agreement, plan, program, fund, policy, contract or arrangement providing compensation, pension, retirement, superannuation, profit sharing, thirteenth month, severance, change in control, termination indemnity, redundancy pay, bonus, incentive compensation, group insurance, death benefit, health, cafeteria, flexible benefit, medical expense reimbursement, dependent care, stock option, stock purchase, stock appreciation rights, savings, consulting, vacation pay, holiday pay, life insurance, or other employee benefit or fringe benefit plan, program or arrangement covering any employee or former employee of Alliance or Alliance Subsidiaries, and the beneficiaries and dependents of any employee or former employee, regardless of whether it is private, funded, unfunded, financed by the purchase of insurance, contributory or non-contributory.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA.

“Employee Welfare Benefit Plan” shall have the meaning set forth in Section 3(1) of ERISA.

“Encumbrance” shall mean any charge, claim, lien (statutory or otherwise), option, pledge, right of usufruct, shop right, security interest, mortgage, deed of trust, deed to secure debt, right of first refusal, right of first offer or other restriction or encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or the equivalent of each of the foregoing in the applicable jurisdiction.

“Environmental Law” shall mean Laws or Orders of any Governmental Authority relating to pollution or protection of the environment or natural resources (including the generation, use, storage, management, treatment, transportation, disposal, presence, Release or threatened Release of any Hazardous Material) or occupational health and safety, such as the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Clean Water Act, 33 U.S.C. Section 1251 et seq. and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Marine Protection, Research and Sanctuaries Act, 33 U.S.C. Section 1401 et seq.; the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq.; the Noise Control Act, 42 U.S.C. Section 4901 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. Section 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act, the Emergency Planning and Community Right to  Know Act, and Radon Gas and Indoor Air Quality Research Act; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Atomic Energy Act, 42 U.S.C. Section 2011 et seq., and the Nuclear Waste Policy act of 1982, 42 U.S.C. Section 10101 et seq.; and any similar state and local Laws.

“Environmental Liability” shall mean any Liability, loss, demand, claim or cost, contingent or otherwise (including any liability for judgments, orders, damages, costs of investigation, remediation or monitoring, medical monitoring, natural resources damages, fines, penalties, property damage, personal injury, professional fees or settlements), and relating to, arising under or resulting from (i) any actual or alleged (x) compliance or noncompliance with any Environmental Law or Governmental Authorization issued thereunder, (y) generation, use, storage, management, treatment, transportation, or disposal of any Hazardous Material or (z) presence, Release or threatened Release of any Hazardous Material or (ii) any Contract, Proceeding or Order pursuant to which Liability, loss, demand, claim or cost is assumed or imposed with respect to any of the foregoing.

“Environmental Notice” shall mean any written complaint, citation, notice, demand or claim arising from or regarding or related to any actual or alleged Liability under any Environmental Law or Governmental Authorization issued thereunder, any Environmental Liabilities including any potential responsibility for assessment, response, removal, remediation, corrective action or monitoring costs under CERCLA or any similar state law, including such notice from the EPA or any Governmental Authority charged with enforcing Environmental Law, whether in the United States or a foreign jurisdiction, and any claim by any third party for personal injury, property damage, or any claims related thereto arising out of a Release, a threatened Release, or alleged exposure to Hazardous Materials.

“EPA” shall mean the United States Environmental Protection Agency.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Global Material Adverse Effect” shall mean any circumstance, effect or change, individually or in the aggregate, that is or could reasonably be expected to materially delay or be materially adverse to the ability of Global to consummate the Transaction or to perform its obligations under this Agreement.

“Governmental Authority” shall mean any national, federal, state, regional, provincial, local or municipal administrative, judicial, legislative, executive, regulatory, police or taxing government or governmental or quasi-governmental authority of any nature, including any agency, branch, bureau, department, official or entity or any court or other tribunal, whether domestic or foreign.

“Governmental Authorizations” shall mean all licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals required to carry on the Alliance Businesses as conducted as of the date of this Agreement, under applicable Laws of any Governmental Authority.

“Hazardous Material” shall mean any material, substance or waste defined or regulated in relevant form, quantity or concentration as hazardous or toxic or as a pollutant or contaminant (or words of similar import) pursuant to any Environmental Law, including any petroleum, waste oil or petroleum constituents or by-products.

“Indebtedness” of any Person shall mean, without duplication, (i) all obligations of such Person for money borrowed; (ii) all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction; and (iv) guarantees by such Person of any of the foregoing.

“Intellectual Property Rights” shall mean  (i) patents and patent applications (including any divisions, continuations, continuations-in-part, extensions, reexamined versions or reissues thereof) whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted; (ii) trademarks (including trade dress), service marks, logos or tradenames, whether registered or unregistered, and all registrations, renewals and applications for registration thereof; (iii) all copyrights and moral rights, whether or not registered, for any works of authorship; (iv) all trade secrets, confidential business information and other proprietary information (including concepts, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings, methods, know-how, technical data and databases, discoveries, inventions, rights in research and development, formulas, modifications, extensions, improvements and other proprietary rights); (v) computer software programs, including all source code, object code, and documentation related thereto; (vi) domain names, domain name registrations and web pages; (vii) all licenses, sublicenses and other agreements related to the property described in subsections (i)-(vi); and (viii)  the right to sue and collect damages for past infringement or dilution with respect to any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” or any other similar knowledge qualification, shall be deemed to mean the actual awareness of, (i) in the case of AEHC, the President or Chief Financial Officer of AEHC or General Counsel of Alliance, and (ii) in the case of Global, the President, Chief Financial Officer or any Executive Vice President of the general partner of Global.

“Law” shall include any supranational, national, federal, state, regional, provincial, local or municipal constitution, treaty, law, statute, ordinance, rule, regulation, directive or decree, as amended as of the date hereof, whether in the United States or a foreign jurisdiction.

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Material Adverse Effect” shall mean any effect or change that is or could reasonably be expected to be materially adverse to (a) the assets, financial condition or results of operations of the Alliance Businesses taken as a whole or (b) the ability of AEHC to consummate on a timely basis the Transaction or to perform on a timely basis its obligations under this Agreement; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, such a Material Adverse Effect:

(i)            any failure on the part of the Alliance Businesses to meet internal, published or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excludable may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), or

(ii)           any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenue or net income or disruption of business relationships) arising from or attributable or relating to (u) the negotiation, execution, announcement or pendency of any of the Transaction, (v) conditions affecting any industry, industry sector or geographic sector in which the Alliance Businesses operates or participates, the United States economy or securities, credit or financial markets or any foreign economy or the securities, credit or financial markets in any location where the Alliance Businesses has operations or sales, (w) any changes in generally accepted accounting principles or applicable laws or regulations, (x) any natural disaster or any act or threat of terrorism or war (whether or not declared) anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (y) compliance with the terms of, or the taking of any action required or otherwise contemplated by, this Agreement, or (z) any action of AEHC taken or not taken at the request of or with the approval of Global and that, with respect to clauses (v), (w) and (x), in each case do not materially disproportionately affect the Alliance Businesses as compared to other participants in the industry of the Alliance Businesses.

“Multiemployer Plan” has the meaning set forth in Section 3(37)or Section 4001(a)(3) of ERISA.

“Off-Site Location” shall mean any location where Hazardous Materials were Released prior to the Closing Date by Alliance or an Alliance Subsidiary, or otherwise in connection with the operation of the Alliance Businesses.

“Order” shall mean any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award entered by or with any court or other Governmental Authority or arbitrator.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permitted Encumbrances” shall mean (i) statutory Encumbrances arising out of operation of Law with respect to a Liability incurred in the ordinary course of business consistent with prior practice and which is not delinquent or is being actively contested in good faith, (ii) Encumbrances and other imperfections of title that do not materially detract from the value or materially impair the use or current operation of the property subject thereto, (iii) liens for current period Taxes not yet subject to penalties for nonpayment or Taxes which are being actively contested in good faith or (iv) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other like liens and security obligations with respect to Liabilities that are not delinquent or are being actively contested in good faith, or (v) as expressly set forth on Schedule 5.7(i) (related to the lis pendens arising from the Connecticut litigation described in that schedule).

“Person” shall mean an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Pre-Closing Date Tax Period” shall mean all Tax periods ending before the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Registration Rights Agreement” shall mean the registration rights agreement substantially in the form of Exhibit D attached hereto, with such changes as may be mutually agreed by the Parties.

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, pumping, placing, discarding, abandoning, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Straddle Tax Period” shall mean any complete Tax period that includes but does not end on the Closing Date.

“Tax” or “Taxes” shall mean (a) any taxes, assessments, fees, unclaimed property and escheat obligations and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group with respect to any Taxes for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Law” shall mean any Law relating to the imposition of any Tax.

“Tax Return” shall mean any return, declaration (including any declaration of estimated Taxes), report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction” shall mean the contribution of the Alliance Equity Interests to Global by AEHC, on the terms and conditions set forth in this Agreement.

“Treasury Regulation” shall mean the treasury regulations promulgated under the Code, as amended.

1.2           Index of Defined Terms.  As used in this Agreement, the following terms shall have the meanings assigned to them in the respective locations set forth below:

Term	Section Reference
AEHC	Preamble
Allocation	2.5
Certificates	2.2(b)
Closing	3.1(a)
Closing Date	3.1(a)
Consideration	2.2(a)
Disputed Amounts	2.3(d)
End Date	8.1(d)
Financial Statements	5.7(d)
GAAP	5.7(d)
Global	Preamble
Global Indemnitees	9.1(a)

Term	Section Reference
Governmental Competition Authority	7.4(a)
Holdback Amount	2.4(a)
Indemnified Party	9.3(a)
Indemnifying Party	9.3(a)
Independent Accountants	2.3(d)
Instruction Letter	2.2(b)
Loss or Losses	9.1
Parties	Preamble
Party	Preamble
Pre-Closing Tax Returns	7.6(a)(i)
Proposed Cash Adjustment	2.3(a)
Purchase Price	2.2
Reimbursement Agreement	5.7(b)
Resolution Period	2.3(c)
Retail Locations	5.7(o)
Review Period	2.3(b)
Slifka Employment Agreement	3.2(g)
Statement of Objections	2.3(c)
Straddle Tax Returns	7.6(a)(ii)
Tax Proceeding	7.6(b)
Third Party Claim	9.4(a)
Transfer Taxes	7.6(c)
Units Consideration	2.2(a)

1.3           Other Definitional Provisions and Construction.

(a)           Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b)           As used in this Agreement, (i) the words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including”, and words of similar import, shall mean “including, but not limited to” and “including, without limitation”, (iii) the terms “dollars” and “U.S.$” shall mean United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” and (vii) references to a Person are also to its permitted successors and assigns.

(c)           References to “Articles”, “Sections”, “Annexes”, “Schedules” or “Exhibits” shall mean the Articles or Sections of, or the Annexes, Schedules or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified.  All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(d)           Except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

(e)           Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(f)            The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II
CONTRIBUTION OF ALLIANCE ENERGY LLC

2.1           Contribution of Alliance.  Upon the terms and subject to the conditions set forth herein, at the Closing AEHC shall contribute and transfer to Global, and Global agrees to accept from AEHC, the Alliance Equity Interests, free and clear of all Encumbrances.

2.2           Consideration.

(a)           In consideration of the contribution of Alliance to Global, upon the terms and subject to the conditions set forth herein, Global will (a) issue to AEHC 5,850,000 Common Units (the “Units Consideration”), and (b) pay AEHC an amount equal to the Cash Adjustment, if any, due by Global pursuant to Section 2.3 (the Units Consideration and the Cash Adjustment are collectively the “Consideration”).

(b)           The Units Consideration shall be issued by Global at the Closing by delivery of a letter to Global’s transfer agent (the “Instruction Letter”) instructing such transfer agent to deliver certificates representing the Units Consideration issued in the name of AEHC or its designees (the “Certificates”), which Instruction Letter shall be in a form and substance reasonably acceptable to both Parties.

2.3           Determination of the Cash Adjustment.

(a)           After the Closing Date, Global shall complete a financial review and reconciliation of the books and records of Alliance to determine the amount of the Cash Adjustment in accordance with the terms of Exhibit A.  Global’s general partner shall request Ernst & Young LLP (“E&Y”), or another firm of similar reputation, to review the calculation of the Cash Adjustment amount as determined by Global and to execute specific “agreed upon procedures” as determined by Global and defined in an engagement letter to be executed prior to the commencement of such “agreed upon procedures.”  Upon the completion of the “agreed upon procedures”, E&Y (or such other firm) will prepare a report (the “Agreed Upon Procedures Report”) summarizing the results of its procedures and findings, if any.  Within sixty (60) days after the Closing Date, Global will deliver to AEHC a statement setting forth Global’s calculation of the Cash Adjustment as of the Closing, calculated in accordance with Exhibit A and GAAP consistent with past practice of Alliance (the “Proposed Cash Adjustment”), together with a copy of the Agreed Upon Procedures Report.

(b)           After receipt of the determination of Proposed Cash Adjustment, AEHC and its representatives shall have forty-five (45) days (the “Review Period”) to review such determination.  During the Review Period, AEHC and its representatives shall have reasonable access to the books and records of Alliance and work papers prepared by Global relating to the Proposed Cash Adjustment and to such historical financial information (to the extent in Global’s possession) relating to the Proposed Cash Adjustment as AEHC or its representatives may reasonably request, provided, that such access shall be during normal business hours and shall not interfere with the normal business operations of Global or Alliance.

(c)           On or prior to the last day of the Review Period, AEHC may deliver to Global a written statement setting forth any of AEHC’s objections to Global’s determination of the Proposed Cash Adjustment in reasonable detail, indicating each disputed item and the basis for AEHC’s disagreement (the “Statement of Objections”).  If AEHC fails to deliver the Statement of Objections before the expiration of the Review Period or otherwise agrees in writing to the determination of the Proposed Cash Adjustment, then Global’s determination of the Proposed Cash Adjustment shall be deemed to have been accepted by AEHC as the final Cash Adjustment.  If AEHC delivers the Statement of Objections before the expiration of the Review Period, Global and AEHC shall negotiate in good faith to resolve such objections within thirty (30) days after that delivery (the “Resolution Period”).  If the objections in the Statement of Objections are resolved by the Parties at any time, the agreed Proposed Cash Adjustment shall be final and binding on the Parties as the final Cash Adjustment.

(d)           If AEHC and Global fail to agree with respect to any of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to an impartial nationally recognized firm of independent certified public accountants as mutually agreed by AEHC and Global and that has not been engaged by Global, AEHC or Alliance as its primary audit firm during the two year period preceding such selection (the “Independent Accountants”).  Within ten (10) Business Days after the designation of the Independent Accountants, each of Global and AEHC shall submit a written proposal to the Independent Accountants identifying its proposed resolution of the Disputed Amounts.  The Independent Accountants shall resolve the Disputed Amounts within thirty (30) days of receipt of such written proposals by notifying the Parties in writing which Party’s written proposal of resolution the Independent Accountants have chosen as the prevailing proposal.  The Independent Accountants’ determination of the prevailing proposal shall be made (i) in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review) and (ii) only with respect to the Disputed Amounts specifically set forth in the Parties’

submission to the Independent Accountants.  The fees and expenses of the accounting firm shall be paid by the non-prevailing Party.

(e)           The Cash Adjustment as established pursuant to this Section 2.3 shall be the final Cash Adjustment hereunder and shall be binding on the Parties.

2.4           Holdback.

(a)           Immediately upon the delivery of the Units Consideration to AEHC at the Closing, AEHC will re-deliver to Global a portion of the Units Consideration equal to 500,000 Common Units (the “Collateral Amount”), which the general partner of Global will hold as collateral to secure AEHC’s payment of the Cash Adjustment to Global (if applicable).  AEHC hereby grants to Global a first priority security interest in and to the Common Units constituting the Collateral Amount to secure its obligation thereunder to pay the Cash Adjustment to Global and, upon the reasonable request of Global, AEHC shall execute and deliver such other instruments as are required by Global to evidence such security interest.

(b)           Until the Collateral Amount is released to AEHC pursuant to Section 2.4(c), all distributions by Global in respect of the Common Units comprising the Collateral Amount will be held by Global as part of the collateral pledged to Global.

(c)           Within ten (10) days following the final determination of the amount of the Cash Adjustment pursuant to Section 2.3:  (i) AEHC shall pay to Global the amount equal to the Cash Adjustment (if negative), or (ii) if the amount equal to the Cash Adjustment is positive, Global will pay to AEHC the amount equal to the Cash Adjustment (in absolute value).  Upon Global’s receipt of such amount in immediately available funds if applicable under clause (i), or on the date Global’s payment to AEHC is due under clause (ii), as the case may be, Global will release its security interest in the Collateral Amount (together with any distributions retained by Global on such amount) and will deliver to AEHC the Common Units comprising the Collateral Amount and the distributions related thereto.

2.5           Allocation of the Cash Adjustment.  The Parties agree that to the extent Global pays an amount equal to the Cash Adjustment to AEHC, the Transaction will, in part, be treated for federal income Tax purposes as a sale of assets by AEHC to Global, subject to any exceptions to sale treatment available under Section 707 of the Code and the Treasury Regulations promulgated thereunder.  If necessary, Global shall prepare an allocation of the Cash Adjustment from Global to AEHC among the assets of Alliance and the Alliance Subsidiaries in a manner that complies with Section 1060 of the Code and the Treasury regulations promulgated thereunder (as finally determined pursuant to this Section 2.5, the “Allocation”).  Global shall provide such Allocation to AEHC within sixty (60) days from the Closing Date, and AEHC shall have fifteen (15) days after receipt thereof to provide Global with any written objection thereto.  If AEHC objects to the Allocation, then the Parties agree to meet and resolve the dispute in good faith.  If the Parties fail to reach an agreement on the Allocation, the Allocation shall be determined in accordance with the dispute resolution procedures set forth in Section 2.3(d).  The cost of such independent accountants shall be divided equally between AEHC and Global.  AEHC and Global shall use commercially reasonable efforts to update the Allocation in a manner consistent with Section 1060 of the Code following any adjustments to the amount of the

Cash Adjustment pursuant to this Agreement.  AEHC and Global shall report consistently with the Allocation in all Tax Returns, including IRS Form 8594, which AEHC and Global shall timely file with the IRS, and neither AEHC nor Global shall take any position in any return that is inconsistent with the Allocation, as adjusted, in each case, unless otherwise required to do so by applicable Law or a final determination as defined in Section 1313 of the Code.  Each of AEHC and Global agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation.

ARTICLE III
THE CLOSING

3.1           Closing.

(a)           Subject to the terms and conditions of this Agreement, the contribution of the Alliance Equity Interests as contemplated by this Agreement shall take place at a closing (the “Closing”) at the offices of Global at 800 South Street, Suite 200, Waltham, MA  02453 at 9:00 a.m., Eastern Time, on the date that is ten (10) days following the satisfaction (or, to the extent permitted, waiver by the Party entitled to the benefit thereof) of all of the conditions set forth in ARTICLE IV, or at such other place or at such other time or on such other date as Global and AEHC may mutually agree upon in writing (the day on which the Closing takes place being the Closing Date (the “Closing Date”).

(b)           All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.  The Closing shall be deemed to be effective as of the Effective Time.

3.2           Closing Deliveries by AEHC.  At the Closing, AEHC shall deliver or cause to be delivered, the following:

(a)           certificates representing the Alliance Equity Interests, endorsed (or accompanied by executed stock powers) for transfer to Global, together with such other documents satisfactory to Global as are necessary to transfer the Alliance Equity Interests to Global and to admit Global or its designee as the sole member of Alliance and to vest in such Person all managerial rights and powers with respect to Alliance;

(b)           good standing certificates of Alliance and the Alliance Subsidiaries, issued by the Secretary of State of the state in which each such entity was organized, dated within thirty (30) days prior of the Closing;

(c)           a certificate of non-foreign status of AEHC meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(d)           a cross receipt from AEHC acknowledging receipt of the Units Consideration, other than that portion included in the Holdback Amount;

(e)           the certificate described in Section 4.3(a);

(f)            the Business Opportunity Agreement duly executed and delivered by each of Alfred Slifka and Richard Slifka that binds them and their respective Affiliates (other than Global’s general partner, Global, Global’s subsidiaries, Alliance and the Alliance Subsidiaries) for the benefit of Global and Alliance, substantially in the form of Exhibit B attached hereto.

(g)           An employment agreement with Global GP LLC, duly executed and delivered by Andrew Slifka, substantially in the form of Exhibit C attached hereto (the “Slifka Employment Agreement”).

(h)           the original minute books, company records, and all other company business, Tax and financial files and records, and seals (if any) of Alliance and the Alliance Subsidiaries, and any former subsidiaries of either Alliance or the Alliance Subsidiaries or their respective predecessors in interest; and

(i)            such other agreements, consents, documents and instruments as are reasonably required to be delivered by AEHC to Global pursuant to this Agreement or otherwise reasonably required in connection herewith, including all such other instruments as Global may reasonably request to effect the transactions contemplated hereby.

3.3           Closing Deliveries by Global.  At the Closing, Global shall take or cause to be taken, the following actions:

(a)           Delivery of the Units Consideration to AEHC (subject however to Section 2.4(a));

(b)           a cross receipt duly executed on behalf of Global, acknowledging receipt of the Alliance Equity Interests;

(c)           the certificate described in Section 4.2(a);

(d)           the Registration Rights Agreement; and

(e)           such other agreements, consents, documents and instruments as are reasonably required to be delivered by Global to AEHC pursuant to this Agreement or otherwise reasonably required in connection herewith, including all such other instruments as AEHC may reasonably request to effect the transactions contemplated hereby.

ARTICLE IV
CLOSING CONDITIONS

4.1           Conditions to Obligations of the Parties.  The obligations of Global and AEHC to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior the Closing of each of the following conditions:

(a)           Governmental Approvals.  Any waiting period (and any extension thereof) under the HSR Act contemplated by this Agreement shall have expired or shall have been terminated.

(b)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that prohibits or makes illegal the purchase of the Alliance Equity Interests contemplated by this Agreement.

(c)           Consents.  All Third Party Consents and Authorizations listed in Schedules 5.3, 5.4, 6.3 and 6.4 shall have been obtained.

(d)           No Litigation.  There shall not be pending or threatened any Proceeding by any Governmental Authority to materially restrain, prohibit or otherwise materially interfere with or obtain substantial monetary damages in connection with the consummation of the Transaction, or the operation of the Alliance Businesses.

(e)           Employment Agreement.  Global shall have executed and delivered the Slifka Employment Agreement.

4.2           Conditions to Obligations of AEHC.  The obligations of AEHC to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations, Warranties and Covenants.  (i) The representations and warranties of Global contained in this Agreement (A) that are not qualified by a “materiality” qualification shall be true and correct in all material respects as of the Closing; and (B) that are qualified by a “materiality” qualification shall be true and correct in all respects as so qualified as of the Closing (except, with respect to the foregoing clauses (A) and (B), to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A) or (B), as applicable, as of such other date); (ii) the covenants and agreements contained in this Agreement to be complied with by Global on or before the Closing shall have been complied with in all material respects; and (iii) AEHC shall have received a certificate of Global signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above.

(b)           Registration Rights Agreement.  Global shall have executed and delivered to AEHC the Registration Rights Agreement.

(c)           No “Going Concern” Qualification.  If Global has released its 2011 annual financial statements, the auditor’s report thereon shall not have included a “going concern” qualification with respect to Global.

(d)           No Material Adverse Change.  There shall not have occurred any event, circumstance, fact, condition or change which had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, financial condition or results of operations of Global and its subsidiaries, taken as a whole.

(e)           Distributions by Global.  Global shall have paid its quarterly distributions of at least $0.50 per unit between the date of this Agreement and the Closing Date and shall have made no announcement that it will reduce, suspend or discontinue its quarterly distributions.

4.3           Conditions to Obligations of Global.  The obligations of Global to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)           Representations, Warranties and Covenants.  (i) The representations and warranties of AEHC contained in this Agreement (A) that are qualified by a “Material Adverse Effect” or “materiality” qualification shall be true and correct in all respects as so qualified as of the Closing; and (B) that are not qualified by a “Material Adverse Effect” or “materiality” qualification shall be true and correct as of the Closing, except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect (except, with respect to the foregoing clauses (A) and (B), to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (A) or (B), as applicable, as of such other date); (ii) the covenants and agreements contained in this Agreement to be complied with by AECH on or before the Closing shall have been complied with in all material respects; and (iii) Global shall have received a certificate of AEHC signed by a duly authorized representative thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b)           Actions to be Completed by AEHC.  Prior to the Closing, AEHC shall take such actions as may be required to effect these adjustments in a manner that is acceptable to Global:

(i)            Any rights to split dollar life insurance shall have been distributed to AEHC, and Global will not acquire any interest in that insurance.

(ii)           The existing “due from shareholder” tax related asset on the balance sheet of Alliance shall have been transferred to AEHC and Global will not acquire any interest in that asset.

(iii)          AEHC shall have terminated all outstanding obligations of Alliance under any warrants or other arrangements under which it is obligated to issue any equity interests in Alliance to any Person.

(iv)          AEHC shall have amended the limited liability company agreement of Alliance in a manner satisfactory to Global.

(c)           Employment Agreement.  Mr. Andrew Slifka shall have executed and delivered to Global GP LLC the Slifka Employment Agreement.

(d)           Business Opportunity Agreement.  Messrs. Alfred Slifka and Richard Slifka shall have executed and delivered to Global the Business Opportunity Agreement is substantially the form of Exhibit B attached hereto.

(e)           No Material Adverse Change.  There shall not have occurred any event, circumstance, fact, condition, or change which had, could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f)            Certain Officers of Alliance and AEHC.  Certain officers of Alliance not otherwise being hired by Global as of the Closing shall have ceased to be officers of Alliance effective as of the Closing.  Certain officers of AEHC being hired by Global as of the Closing shall have ceased to be officers of AEHC effective as of the Closing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF AEHC

Except as set forth in the Disclosure Schedules attached hereto (the “Disclosure Schedules”) (it being understood that any information set forth in one section or subsection of such Disclosure Schedules (each a “Schedule”) shall be deemed to apply to and to qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such other Section or subsection), AEHC hereby represents and warrants to Global the following:

5.1           Organization.  AEHC is duly organized, validly existing and in good standing under the Laws of Massachusetts and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted.

5.2           Authority; Binding Effect.

(a)           AEHC has full power and authority, corporate and otherwise, to enter into this Agreement and to perform its obligations hereunder.  This Agreement has been duly authorized and approved by all necessary corporate action.

(b)           Assuming the due authorization, execution and delivery of this Agreement by Global, this Agreement constitutes a legal, valid and binding obligation of AEHC, enforceable against AEHC in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally.

5.3           Non-Contravention.  The execution and delivery of this Agreement by AEHC and the consummation of the Transaction, do not and will not (i) violate any provision of the organizational documents of AEHC, Alliance or either of the Alliance Subsidiaries, (ii) except as set forth in Schedules 5.3, 5.4, 6.3 and 6.4, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of AEHC, Alliance or either of the Alliance Subsidiaries under any Alliance Contract to which AEHC, Alliance or either of the Alliance Subsidiaries is a party, result in the creation or the imposition of any Encumbrance upon any of the assets of the Alliance Businesses, or result in the cancellation, modification, revocation or suspension of any material license or permit, authorization or approval in respect of the Alliance Businesses, or (iii) assuming compliance with the matters set forth in Schedules 5.4 and 6.4, violate any material Law of any Governmental Authority applicable to AEHC, Alliance or the Alliance Subsidiaries, or any of the assets or business of the Alliance Businesses or any Order against AEHC, Alliance or the Alliance Subsidiaries, or the assets or business of  the Alliance Businesses, except with respect to clauses (ii) and (iii), for any violation, conflict, breach, default, termination, cancellation, acceleration, modification, revocation or suspension as would not, individually, or in the aggregate, have a Material Adverse Effect.

5.4           AEHC Governmental Consents and Approvals.  Except as set forth on Schedule 5.4, the execution and delivery of this Agreement by AEHC and the performance of its obligations hereunder and thereunder, do not require any Governmental Authorizations, filings with, or clearance, consent or approval of, any Governmental Authority, except for Governmental Authorizations, filings, clearances, consents or approvals, the failure of which to effect or obtain would not individually or in the aggregate have a Material Adverse Effect.

5.5           Units Consideration.

(a)           AEHC will acquire the Common Units issued as the Units Consideration for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable state blue sky Laws or any other applicable securities Laws.  The Common Units issued as the Units Consideration are being issued to AEHC in exchange for its capital contribution to Global of the Alliance Equity Interests and have not been registered under the Securities Act or any applicable state securities Law.  The Common Units issued as the Units Consideration cannot be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities Laws and regulations as applicable.

(b)           AEHC understand that the certificates or other instruments representing the Units Consideration shall bear any legend as required by the “blue sky” laws of any state, the legend required by Section 4.8(e) of Global’s Third Amended and Restated Agreement of Limited Partnership, and a restrictive legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED OR SOLD, UNLESS IT HAS BEEN REGISTERED UNDER THE SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE (AND, IN SUCH CASE, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE PARTNERSHIP SHALL HAVE BEEN DELIVERED TO THE PARTNERSHIP TO THE EFFECT THAT SUCH OFFER OR SALE IS NOT REQUIRED TO BE REGISTERED UNDER THE SECURITIES ACT).

5.6           Alliance; Alliance Equity Interests.

(a)           Organization.  Each of Alliance and the Alliance Subsidiaries is a limited liability company duly organized, validly existing and in good standing under the Laws of

Massachusetts.  Each of Alliance and the Alliance Subsidiaries has all of the necessary power and authority to own, lease and/or operate the assets and properties owned, operated or leased by it, and to carry on and conduct the business now being or to be conducted by such it, and is duly licensed and/or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualifications necessary.

(b)           Capitalization.

(i)            As of the Closing, (i) the authorized or outstanding equity interests of Alliance shall consist solely of the Alliance Equity Interests, and (ii) all of the outstanding equity interests of Alliance shall be owned by AEHC, free and clear of all Encumbrances, pledges, security interests (other than the existing UCC-1 Financing Statement filed by RBS Citizens against all assets of AEHC, which will be discharged as of the Closing), restrictions (other than restrictions, if any, imposed by the federal securities law) and claims.  Except for the foregoing or as otherwise set forth in Schedule 5.6(b), no other membership or other equity interests of Alliance or any Alliance Subsidiary are reserved for issuance, issued or outstanding.  The Alliance Equity Interests are duly authorized, validly issued, fully paid, and nonassessable and free and clear of any pre-emptive or similar rights.

(ii)           Except for the warrants set for in Schedule 5.6(b) that will be cancelled on or before the Closing, there is no existing option, warrant, call, right or Contract of any character to which Alliance or any Alliance Subsidiary is a party or otherwise subject to requiring, and there are no securities of Alliance or any Alliance Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any membership interests, shares of capital stock or other equity interests of Alliance or any Alliance Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive membership interests, shares of capital stock or other equity interests of Alliance or any Alliance Subsidiary, or the payment of an amount directly or indirectly based (in whole or in part) on the price or value of any membership interests, shares of capital stock or other equity interests of Alliance or any Alliance Subsidiary.  Neither AEHC, Alliance or any Alliance Subsidiary is a party to, nor otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale or transfer or other disposition of its equity interests.

5.7           Alliance Businesses.

(a)           Conduct of the Business.  Since October 1, 2011, except as set forth in Schedule 5.7(a) or as otherwise permitted pursuant to Section 7.1, Alliance and the Alliance Subsidiaries have:

(i)            Conducted the Alliance Businesses in the ordinary and usual course of day-to-day operations, substantially consistent in nature, scope and magnitude with the past practices of the Alliance Businesses;

(ii)           Not sold, disposed of or otherwise transferred any interests in any retail gas stations or other material assets of the Alliance Businesses, except as described in Schedule 7.1(vi);

(iii)          Not increased the compensation, bonus, commissions or fee arrangements payable or to become payable by Alliance to its employees, except as consistent with its past practices;

(iv)          Not entered into, amended, modified or terminated any new or existing Alliance Contract other than in the ordinary course of business; and

(v)           Not incurred any additional Indebtedness or accrued any additional liabilities other than (x) trade indebtedness incurred in the ordinary course of business consistent with past practices, or (y) indebtedness incurred in connection with the acquisition of any retail premises or improvements thereto.

(b)           Reimbursement Agreements.  A true, correct and complete list of all “reimbursement agreements” or similar like agreements outstanding as of the date of this Agreement, and the amounts due thereunder, have been delivered by AEHC to Global (the “Reimbursement Agreements”).  Each Reimbursement Agreement (including any agreement securing or otherwise collateralizing the obligations thereunder) is valid and binding on Alliance and any Alliance Subsidiary that is a party thereto and, to the Knowledge of AEHC, each other party thereto, and is in full force; and neither Alliance nor any Alliance Subsidiary is in material breach of, or material default under, any Reimbursement Agreement (including any agreement securing or otherwise collateralizing the obligations thereunder) to which it is a party.  Except as otherwise disclosed to Global, neither AEHC or Alliance has commenced any Proceeding against any dealer under any Reimbursement Agreement for any breach or default by the dealer thereunder.

(c)           Subsidiaries.  Alliance owns all of the membership and equity interests of the Alliance Subsidiaries, and Alliance does not own any interests in any companies other than the Alliance Subsidiaries.

(d)           Financial Information.  AEHC has delivered to Global true and correct copies of Alliance’s audited financial statements for the years ended December 31, 2008, December 31, 2009 and December 31, 2010, the notes to such financial statements and Alliance’s unaudited financial statements for the nine month period ended September 30, 2011 (collectively, the “Financial Statements”).  The Financial Statements have been prepared from the books and records of Alliance and the Alliance Subsidiaries in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered by the Financial Statements and present fairly the financial condition of Alliance and the Alliance Subsidiaries as of such dates and the results of operations for such periods.

(e)           Absence of Material Adverse Effect.  From January 1, 2011 to the date of this Agreement, there has, with respect to the Alliance Businesses, been no change, event, occurrence or circumstance that, individually or in the aggregate with any other changes, events, occurrences or circumstances, has had a Material Adverse Effect.

(f)                                    Compliance with Laws.  Except as to matters otherwise set forth in this Agreement (including the Disclosure Schedule), Alliance and the Alliance Subsidiaries are in compliance with all Laws (including Environmental Laws, Tax Laws or Laws relating to employment, employee benefits or labor matters) applicable to the operation of the Alliance Businesses, except to the extent that the failure to comply therewith would not have a Material Adverse Effect or materially delay AEHC’s ability to consummate the Transaction.

(g)                                 Environmental Matters.  Except as set forth in Schedule 5.7(g):

(i)                                     (A) Alliance has not caused or, to the Knowledge of AEHC, permitted, any Hazardous Material to be used, placed, stored, or disposed of on or under any Retail Location or any Off-Site Location, except in compliance with applicable Environmental Law, and (B) the Alliance Businesses are not, and to the Knowledge of AEHC have not been from January 1, 2009 to the date hereof, in violation of any applicable Environmental Law or Governmental Authorization, except, in any such case, for such non-compliance or violation as would not have a Material Adverse Effect.

(ii)                                  Since January 1, 2009, AEHC has not received any Environmental Notice arising from or relating to the operation or conduct of the Alliance Businesses or the ownership or operation of any asset, the substance of which Environmental Notice has not been resolved or, if pending, would have a Material Adverse Effect.

(iii)                               No Order or Proceeding has been issued or is pending against, or to the Knowledge of AEHC is threatened in writing against, AEHC relating to a violation of any applicable Environmental Law or Governmental Authorization or to any Environmental Liability including a Release of Hazardous Materials (in each such case, to the extent any of the foregoing are related to the operation or conduct of the Alliance Businesses), except, in any such case, for such violation or Environmental Liability as would not have a Material Adverse Effect

(iv)                              From January 1, 2009 to the date hereof, there has not been any accident or sudden unintended incident in connection with AEHC’s ownership or operation of the Alliance Businesses which has resulted, to the Knowledge of AEHC, in exposure of any Person to any Hazardous Material which is reasonably expected to form the basis of a claim for damages or compensation which would have a Material Adverse Effect.

(v)                                 There has been no Release of any Hazardous Materials on, to, from, or under the Alliance Businesses in violation of applicable Environmental Laws or in a manner that would give rise to any Environmental Liabilities, except for any Environmental Liabilities which would not have a Material Adverse Effect.

(vi)                              AEHC will instruct Alliance’s environmental consultants to deliver or otherwise make available to Global, upon Global’s request, copies and results of any material reports, studies, correspondence, analyses, tests or monitoring, possessed by or in the control of Alliance or its environmental consultants with respect to any Environmental Liabilities associated with any of the Alliance Businesses.

(h)                                 Intellectual Property.

(i)                                     Alliance and the Alliance Subsidiaries own the Intellectual Property Rights or otherwise have the right to use the Intellectual Property Rights used in the conduct of the Alliance Businesses.  All any trademarks, website and domain names and other material Intellectual Property Rights used in the conduct of the Alliance Businesses are listed on Schedule 5.7(h).

(ii)                                  To the Knowledge of AEHC, none of the products or services of, or the exercise of Intellectual Property Rights in, the Alliance Businesses, as currently conducted, infringes upon or otherwise violates any of the intellectual property rights of any third Person.

(iii)                               To the Knowledge of AEHC, no Person is infringing upon or otherwise violating the Intellectual Property Rights owned by Alliance or the Alliance Subsidiaries.

(iv)                              To the Knowledge of AEHC, no Person has asserted any objection or claim with respect to the ownership, validity or enforceability of the Intellectual Property Rights owned by Alliance or the Alliance Subsidiaries or their rights to exercise, sell or license any such Intellectual Property Right.

(i)                                     No Litigation or Orders.  Except as set forth in Schedule 5.7(i), there are no Proceedings pending against or, to the Knowledge of AEHC, threatened in writing against AEHC or Alliance (i) in connection with the Alliance Businesses which, individually or in the aggregate, would have a Material Adverse Effect; or (ii) which would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement, or the carrying out of this Agreement and the Transaction.  As of the date hereof, there are no outstanding Orders and no unsatisfied judgments, penalties or awards against, relating to or affecting the Alliance Businesses, other than judgments obtained by Alliance against third party debtors in the ordinary course of business.

(j)                                     Governmental Authorizations.  All Governmental Authorizations required by applicable Law for AEHC or Alliance to conduct the Alliance Businesses as currently conducted or for the ownership and use of all materials assets used in the Alliance Businesses have been obtained by AEHC or Alliance and are valid and in full force and effect, except where the failure to obtain or maintain such Governmental Authorizations would not have a Material Adverse Effect, and the Alliance Businesses has been conducted in accordance with the terms and conditions of such Governmental Authorizations in all material respects.  All fees and charges with respect to such material Governmental Authorizations have been paid in full.  Neither AEHC nor Alliance has received written notice that any material Governmental Authorization is not in full force and effect, and no claim or Proceeding is pending, or to the Knowledge of AEHC, threatened to revoke or limit any such Governmental Authorization.  Schedule 5.7(j) sets forth all material Governmental Authorizations used in the conduct of the Alliance Businesses.

(k)                                  Taxes.  All Tax Returns required to be filed by or with respect to Alliance and each Alliance Subsidiary have been duly and timely filed and each such Tax Return is true, correct and complete in all material respects.  All Taxes owed by Alliance or each Alliance Subsidiary or for which Alliance or any Alliance Subsidiary may be liable which are or have become due have been paid in full.  All Tax withholding and deposit requirements imposed on or with respect to Alliance and each Alliance Subsidiary have been satisfied in full in all material respects.  There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of Alliance or any Alliance Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.  There is no claim against Alliance or any Alliance Subsidiary for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or, to the Knowledge of Alliance or AEHC, threatened in writing with respect to any Taxes or Tax Returns of or with respect to Alliance or any Alliance Subsidiary.  Except as set forth in Schedule 5.7(k), no Tax audits or administrative or judicial proceedings are being conducted, pending, or to the Knowledge of Alliance or AEHC, threatened with respect to Alliance or any Alliance Subsidiary.  Since January 1, 2004, no claim has been made in writing by an authority in a jurisdiction where Alliance or any Alliance Subsidiary does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.  There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Alliance or any Alliance Subsidiary or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to Alliance or any Alliance Subsidiary.  Neither Alliance nor any Alliance Subsidiary is a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements.  Neither Alliance nor any Alliance Subsidiary has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise.  No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect Alliance or any Alliance Subsidiary.  To the Knowledge of AEHC, all of the property of Alliance and the Alliance Subsidiaries that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction for all periods prior to Closing and no portion of such property constitutes omitted property for property tax purposes.  Alliance and each Alliance Subsidiary is currently treated, and has been treated since formation, as either a disregarded entity or a partnership for U.S. federal income Tax purposes.

(l)                                     Labor Matters.

(i)                                     Alliance is and has been at all times from January 1, 2011 up to and including the Closing Date in compliance with all applicable Laws respecting employment and employment practices, and terms and conditions of employment except, in any such case, for such non-compliance or violations as would not have in the aggregate a Material Adverse Effect.

(ii)                                  In furtherance and not in limitation of Section 5.7(l)(i), Alliance is and has been at all times from January 1, 2005 up to and including the Closing Date in material compliance with and has paid when due all employment taxes, social security, and wages and hours.

(iii)                               Schedule 5.7(l)(iii) sets forth a complete list of all written employment Contracts related to any employees of the Alliance Businesses and all material consulting Contracts to which Alliance or either of the Alliance Subsidiaries is a party.  AEHC has made available to Global accurate and complete copies of all material employment Contracts for any employees of the Alliance Businesses and all material policies relating to the employment of such employees.

(iv)                              Neither Alliance nor any of the Alliance Subsidiaries has caused any mass layoff (as defined in WARN) of any Persons working in the Alliance Businesses.

(m)                               Alliance Contracts.  Schedule 5.7(m) sets forth each Alliance Contract to which Alliance or an Alliance Subsidiary is a party.  Each Alliance Contract is valid and binding on Alliance and any Alliance Subsidiary that is a party thereto and, to the Knowledge of AEHC, each other party thereto, and is in full force and effect, and neither Alliance nor any Alliance Subsidiary, nor, to the Knowledge of AEHC, each other party thereto, is in material breach of, or material default under, any Alliance Contract to which it is a party.  AEHC has delivered to Global a list of all Affiliate Guarantees in AEHC’s possession.

(n)                                 Employee Benefits.

(i)                                     Schedule 5.7(n) provides a complete and accurate summary description of each Alliance Benefit Plan.  True and complete copies of each of the Alliance Benefit Plans, summary plan descriptions, administration agreements, related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any Alliance Benefit Plan, including any amendments thereto, will be furnished or made available to Global prior to Closing.

(ii)                                  Each Alliance Benefit Plan (and each related trust, insurance contract or funding arrangement) has been administered and operated in accordance with the terms of the controlling documents and with applicable provisions of ERISA, the Code and all other applicable Laws except as would not otherwise have a Material Adverse Effect.

(iii)                               All contributions due and owing to any Alliance Benefit Plan have been paid to the applicable Alliance Benefit Plan (or related trust or held in the general assets of Alliance or one of the Alliance Subsidiaries, or accrued as appropriate on the balance sheet of Alliance).

(iv)                              There are no unresolved claims or disputes under the terms of, or in connection with, any Alliance Benefit Plan (other than routine claims for benefits) and no action, legal or otherwise, has been commenced with respect to any such claim or dispute.  To the Knowledge of Alliance, no Alliance Benefit Plan is the subject of an investigation, audit, or adverse proceeding involving the PBGC, the IRS or the DOL except as otherwise set forth on Schedule 5.7(n).

(v)                                 Except as otherwise contemplated by the Slifka Employment Agreement, the execution of this Agreement will not (A) result in any payment becoming due to any officer, director, employee or consultant of Alliance, (B) materially increase the benefits otherwise payable by Alliance, or (C) result in the acceleration of the time of payment or vesting of any awards or benefits under any Alliance Benefit Plan.

(vi)                              During the six year period ending on the Closing Date, neither Alliance nor any Alliance Subsidiary has (A) maintained or sponsored, nor participated in, any Employee Pension Benefit Plan subject to Title IV of ERISA for any of its employees, (B) contributed to or been required to contribute to any Multiemployer Plan, or (C) maintained or contributed to any Employee Welfare Benefit Plan that provides health, medical or life insurance benefits for retired or terminated employees, their spouses or their dependents, other than in accordance with Section 4980B of the Code.

(o)                                 Retail Locations.  AEHC has delivered to Global a true, correct and complete list, as of the date hereof, of (i) all real property owned and operated by Alliance or the Alliance Subsidiaries as retail gas stations (“COCO”), (ii) all real property leased and operated by Alliance or the Alliance Subsidiaries as retail gas stations (“CLCO”), (iii) all real property owned by Alliance or the Alliance Subsidiaries and leased to lessee dealers (“CODL”), (iv) all real property leased by Alliance or the Alliance Subsidiaries and subleased to lessee dealers (“CLDL”), (v) all real property owned by Alliance or the Alliance Subsidiaries and leased to commissioned agents (“COCA”), (vi) all real property leased by Alliance or the Alliance Subsidiaries and subleased to commissioned agents (“CLCA”), (vii) all supply-only contracts with dealers who own or lease and operate their own location (“DC”) and (viii) all commission-only contracts with commissioned agents who own or lease their own locations (“CAO” and, collectively with the COCO, CLCO, CODL, CLDL, COCA, CLCA and DC, the “Retail Locations”), including the current brand for each Retail Location.  Neither Alliance nor any Alliance Subsidiary owns any underground storage tank at any Retail Location other than those located at COCO, CLCO, CODL, CLDL, COCA or CLCA, except as otherwise set forth in Schedule 5.7(o).

(p)                                 Insurance.  Schedule 5.7(p) provides a summary of each insurance policy maintained by Alliance or the Alliance Subsidiaries as of the date hereof.

(q)                                 Liabilities.  There are, and as of the Closing, there will be, no Liabilities of Alliance, the Alliance Subsidiaries, any former subsidiary of Alliance or either of the Alliance Subsidiaries or any of their respective predecessors in interest other than (a) Liabilities set forth in the Financial Statements, (b) Liabilities arising out of or relating to matters identified in any of the Disclosure Schedules and (c) Liabilities incurred in the ordinary course of business as would be or would have been permitted under Section 7.1 whether prior to the date hereof or hereafter.

5.8                                 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of AEHC.

5.9                                 Disclaimer of Other Representations and Warranties.  Except as expressly set forth in ARTICLE V, AEHC makes no representation or warranty, express or implied, at Law or in equity, with respect to this Agreement, the Transaction, the Alliance Equity Interests, the Alliance Businesses or any information provided or made available to Global in connection with the Transaction, including any warranty with respect to merchantability or fitness for any particular purpose, and all other representations or warranties are hereby expressly disclaimed.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF GLOBAL

Except as set forth in the Disclosure Schedules (it being understood that any information set forth in one Schedule shall be deemed to apply to and to qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such other Section or subsection) Global represents and warrants to AEHC the following:

6.1                                 Organization.  Global is a limited partnership duly formed, validly existing and in good standing under the Laws of Delaware and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted.

6.2                                 Authority; Binding Effect.

(a)                                  Global has full power and authority to enter into this Agreement.  Global has full power and authority to perform its obligations hereunder.  This Agreement has been duly authorized and approved by all necessary corporate or other action.

(b)                                 Assuming the due authorization, execution and delivery of this Agreement by AEHC, this Agreement constitutes a legal, valid and legally binding obligation of Global, enforceable against Global in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally.

(c)                                  Global is currently, and as of the Closing, will be, treated as a partnership for U.S. federal income Tax purposes.

6.3                                 Non-Contravention.  The execution, delivery and performance by Global of this Agreement and the execution, and the consummation of the Transaction, do not and will not (i) violate any provision of the organizational documents of Global, (ii) subject to obtaining any necessary consents or releases set forth in Schedules 6.3, 5.4 and 6.4, conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Global under any Contract to which Global is a party, or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, violate or result in a breach of or constitute a default under any Law or Order to which Global is subject.

6.4                                 Global Governmental Consents and Approvals.  Except as set forth in Schedule 6.4, to the Knowledge of Global, the execution and delivery of this Agreement and the performance by Global of its obligations hereunder do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except filings, clearances, consents or approvals, the failure of which to effect or obtain would not have a Global Material Adverse Effect.

6.5                                 Certain Proceedings.  As of the date of this Agreement, no Proceeding is pending, or to the Knowledge of Global, threatened in writing, before or by any Governmental Authority, against Global, which would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Transaction.

6.6                                 Compliance with Law.  Global and its subsidiaries are (i) in compliance with the terms of their respective certificate or articles of organization, bylaws or other charter or organizational documents and (ii) in compliance with all Laws, except to the extent any non-compliance, individually or in the aggregate, would not reasonably be expected to have a Global Material Adverse Effect.

6.7                                 Global SEC Reports.

(a)                                  Global previously has made available to AEHC (for this purpose, filings that are publicly available on the SEC’s EDGAR system are deemed to have been made available) each registration statement, report, proxy statement or information statement, including all amendments and supplements (each a “Global SEC Report”) filed by Global since December 31, 2010 pursuant to the Securities Act or the Exchange Act.  Since December 31, 2010, except with respect to Section 16 filings, Global has timely filed with the SEC all Global SEC Reports and other documents required to be so filed under the Exchange Act, and each such Global SEC Report complied in all material respects, when filed, with all applicable requirements of the Exchange Act (including the applicable rules and regulations thereunder).  As of their respective dates, the Global SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Global’s subsidiaries is required, under the Exchange Act or by contract, to make periodic filings with the SEC.

(b)                                 The financial statements of Global included in the Global SEC Reports, including any related notes thereto, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or as may be permitted by the rules and regulations applicable to quarterly reports on Form 10-Q).

6.8                                 No Material Adverse Change.  Since September 30, 2011, there has not occurred any event, circumstance, fact, condition or change which had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, financial condition or results of operations of Global and its subsidiaries, taken as a whole.

6.9                                 Issuance of Common Units.  When issued, the Common Units issued as the Units Consideration will be duly authorized, validly issued, fully paid (to the extent required under Global’s organizational documents) and nonassessable (except as such nonassessability may be affected by Section 17-607 of the Delaware Revised Uniform Limited Partnership Act).

6.10                           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Global.

ARTICLE VII
FURTHER AGREEMENTS

7.1                                 Conduct of Business.  From and after the date hereof and to the Closing Date, except (a) as otherwise contemplated or permitted by this Agreement or as set forth in Schedule 7.1, (b) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, (c) as required by Law, Order or any Governmental Authorization or existing Contract, or (d) as Global shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, AEHC will:

(i)                                     Conduct the Alliance Businesses in the ordinary and usual course of day-to-day operations, substantially consistent in nature, scope and magnitude with the past practices of the Alliance Businesses, and to the extent so consistent, use commercially reasonable efforts to maintain Alliance’s business organization, and to maintain its existing relations and goodwill with customers, suppliers, creditors, employees, lessors and agents;

(ii)                                  Not increase the compensation, bonus, commissions or fee arrangements payable or to become payable by Alliance to its employees, except as consistent with its past practices;

(iii)                               Not cancel any indebtedness or other obligation owing to Alliance from third parties, other than in the ordinary course of business;

(iv)                              Not enter into, amend, modify or terminate any new or existing Alliance Contract (including, without limitation, agreements obligating Alliance to pay capitalized expenses) other than in the ordinary course of business or any new or existing Reimbursement Agreement involving an investment by Alliance in excess of $100,000;

(v)                                 Not incur any additional Indebtedness or accrue any additional liabilities other than (x) trade indebtedness incurred in the ordinary course of business consistent with past practices, (y) indebtedness incurred in connection with the acquisition of any retail premises or improvements thereto, as may be approved in advance by Global as provided above;

(vi)                              Not acquire or dispose of any retail stations or related properties, other than the sites set forth in Schedule 7.1(vi);

(vii)                           Not permit Alliance or any Alliance Subsidiary to enter into any contract with any Affiliate of AEHC;

(viii)                        Preserve and maintain all material Governmental Authorizations required for the conduct of the Alliance Businesses as currently conducted;

(ix)                                Pay the Liabilities of the Alliance Businesses when due in a manner consistent with past practice;

(x)                                   Not make any settlement of or compromise any Tax liability, change any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting;

(xi)                                Not make any material changes to any Alliance Benefit Plan or materially increase the Liabilities of Alliance thereunder; and

(xii)                             Not agree to take any of the foregoing actions.

Notwithstanding anything to the contrary in this Section 7.1 or elsewhere in this Agreement, Alliance shall be entitled to make a cash distribution or distributions to AEHC during the period from the date hereof to the Closing Date; provided, that (A) the total amount calculated pursuant to clauses (1) through (9) of Exhibit A is not a negative number greater than $1,000,000 before such distribution, and (B) such distribution is not expected, based upon then reasonable estimates by Alliance, to cause the amount so calculated to become a negative number greater than $1,000,000.

7.2                                 Compliance with Connecticut Bona Fide Offer Statute.  Prior to the Closing, AEHC will, to the extent required by applicable Law, comply with the Connecticut Bona Fide Offer Statute.  AEHC will keep Global informed on a timely basis and in reasonable detail of the status of its compliance with such statute and shall provide to Global, upon its request, copies of any materials or correspondence related thereto, including notice of the terms of any offers proposed to be made to dealers pursuant to the requirements of that statute.  Global agrees to cooperate with AEHC in connection with AEHC’s compliance with the Connecticut Bona Fide Offer Statute.  Any costs related to the compliance with such statute (including any attorneys’ fees) incurred prior to the Closing shall be borne as follows:  60% by AEHC and 40% by Global; except that if the Transaction is not consummated, then Global will bear 100% of such compliance costs and, if applicable, reimburse AEHC for any of such compliance costs incurred by AEHC.

7.3                                 Certain Receivables.  Alliance’s existing account receivable as of the date hereof from the State of Connecticut, if collected subsequent to the Closing, will be applied first to reimburse Alliance (as a wholly owned subsidiary of Global) for any reasonable expenses (including attorneys’ fees) that it incurred post-Closing in connection with the payment or collection of any of the Connecticut Receivable, and second, shared between AEHC and Alliance with 75% to AEHC and 25% to Alliance at the time of such collection.

7.4                                 Certain Governmental Matters.

(a)                                  Without limiting the generality of the undertakings pursuant to this Section 7.4, AEHC and Global agree to take or cause to be taken the following actions: (i) provide promptly to any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws (“Governmental Competition Authority”) information and documents requested by such Governmental Competition Authority, or necessary, proper or advisable in connection with the Transaction; and (ii) without in any way limiting the other provisions of this Section 7.4, file any notification and report form pursuant to the HSR Act and related material required under any Competition Law, in connection with the Transaction as soon as practicable, and thereafter use its commercially reasonable efforts to comply as soon as practicable with any requests for additional information or documentary material that may be made under such Competition Law.  From and after the date hereof and until all governmental approvals required in connection with the Transaction have been obtained, Global shall not, and shall cause its direct and indirect subsidiaries not to, operate its business in such manner or take any action, that could reasonably be expected to significantly increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period.

(b)                                 Each of AEHC and Global shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall comply with any such inquiry or request as promptly as practicable.  AEHC and Global shall cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 7.4, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other Party to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Competition Authority and provide counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence and other written communications between such Party (and its advisors) and any Governmental Competition Authority and any other information supplied by such Party and AEHC, Alliance or Global, as the case may be, to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the Transaction; provided, however, that materials may be redacted before being provided to the other Party (x) to remove references concerning the valuation of the Alliance Equity Interests and the Alliance Businesses, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns, and (ii) furnish to the other Party such information and assistance as the other Party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Competition Authority.  Upon and subject to the terms of this Section 7.4, each Party agrees to cooperate and use its commercially reasonable efforts to assist in any defense by any other Party to the Transaction before any Governmental Competition Authority reviewing the Transaction, including by providing as promptly as practicable such information as may be requested by such Governmental Competition Authority or such assistance as may be reasonably requested by the other Party in such defense.  Global shall be responsible for paying any filing fees due in connection with any filings under this Section 7.4 and for any out-of-pocket expenses incurred by either Global or AEHC in responding to any inquiries or requests for additional information from any Governmental Competition Authority under this Section 7.4.

(c)                                  If any objections are asserted by any Governmental Competition Authority with respect to the Transaction under any applicable Competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transaction, or if any action is instituted by any Governmental Competition Authority or any private party challenging any of the Transaction as violative of applicable Competition Law, or an order is issued enjoining the Contemplated Transactions, each of AEHC and Global shall use its commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the Transaction by the Closing, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transaction.  In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Competition Authority or private party challenging the Transaction, each of AEHC and Global shall cooperate in all reasonable respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction.

(d)                                 Each of AEHC and Global shall use their commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the applicable Competition Law as soon as practicable.  AEHC and Global shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Competition Authority to delay or not to consummate the Transaction on the Closing Date, except with the prior written consent of the other Party or unless otherwise required by Law.  AEHC and Global shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or proceeding contemplated by this Section 7.4 unless it consults with the other Party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other Party the opportunity to participate.

(e)                                  Without limiting the foregoing or any other provision of this Agreement, Global shall use commercially reasonable efforts to take any action reasonable and necessary to avoid and eliminate each and every impediment under any applicable United States Competition Law if required by a Governmental Authority in the United States, so as to enable the consummation of the Transaction as soon as reasonably possible, including, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of the respective businesses, product lines or assets of Global and (ii) otherwise using commercially reasonable efforts to take or commit to take actions that after consummation of the Transaction would limit Global’s freedom of action with respect to, or its or their ability to retain, any of the businesses, product lines or assets of Global, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding brought under the Competition Law in the United States, which would otherwise have the effect of preventing or materially delaying the consummation of the Transaction.  Notwithstanding the foregoing, in no event shall Global be required to divest, sell, dispose of, hold separate, or otherwise take or commit to take any actions that limit its or their freedom of action with respect to, or Global’s ability to retain, any of the businesses, product lines or assets of Global if required by a Governmental Authority in the United States, provided that any such action is conditioned upon the consummation of the Transaction.

7.5                                 Efforts of the Parties.  Upon the terms and subject to the conditions herein provided, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done by the Closing Date, all things necessary under applicable Laws to consummate and make effective the Transaction, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Transaction (which actions shall include, furnishing all information required by applicable Law in connection with approvals of, clearances or consents from or filings with any Governmental Authority), (ii) to obtain any consent, authorization (including any Governmental Authorization and related bond, letter of credit or other financial assurance), Order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained by Global or AEHC in connection with the acquisition of the Alliance Equity Interests or the taking of any related action contemplated by this Agreement, and (iii) to effect all necessary registrations and filings with Governmental Authorities.

7.6                                 Certain Tax Matters.

(a)                                  Filing of Tax Returns; Payment of Taxes.

(i)                                     Pre-Closing Tax Returns.  AEHC shall prepare or cause to be prepared all Tax Returns of Alliance and the Alliance Subsidiaries for all Pre-Closing Date Tax Periods (the “Pre-Closing Tax Returns”) that are required to be filed on or prior to the Closing Date and shall pay all Taxes due with respect to such Tax Returns.  AEHC shall prepare or cause to be prepared all Pre-Closing Tax Returns of Alliance and the Alliance Subsidiaries that are required to be filed after the Closing Date.  All Pre-Closing Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law.  Not later than thirty (30) days prior to the due date for filing Pre-Closing Tax Return that is required to be filed after the Closing Date, AEHC shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Global for its review and reasonable comment.  Global will cause such Tax Return (as revised to incorporate Global’s reasonable comments) to be timely filed and will provide a copy to AEHC.  Not later than five days prior to the due date for payment of Taxes with respect to any Pre-Closing Tax Return, AEHC shall pay to Global the amount of any AEHC Taxes with respect to such Tax Return.

(ii)                                  Straddle Period Tax Returns.  Global shall prepare or cause to be prepared all Tax Returns of Alliance and the Alliance Subsidiaries for all Straddle Tax Periods (“Straddle Tax Returns”).  Such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law.  Not later than thirty (30) days prior to the due date for filing any such Tax Return, Global shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to AEHC for its review and reasonable comment.  Global will cause such Tax Return (as revised to incorporate AEHC’s reasonable comments) to be timely filed and will provide a copy to AEHC.  Not later than five days prior to the due date for payment of Taxes with respect to any Straddle Tax Return, AEHC shall pay to Global the amount of any AEHC Taxes with respect to such Tax Return.

(iii)                               Proration of Straddle Period Taxes.  In the case of Taxes that are payable with respect to any Straddle Tax Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Closing Date shall be:

(A)                              in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of Alliance and the Alliance Subsidiaries ended with (and included) the Closing Date;

(B)                                in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of Alliance and the Alliance Subsidiaries, deemed to be the amount of such Taxes for the entire Straddle Tax Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(C)                                for the avoidance of doubt, any margin or franchise Tax paid or payable with respect to Alliance or the Alliance Subsidiaries shall be allocated to the taxable period during which the income, receipts, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such Tax.

(b)                                 Cooperation on Tax Returns and Tax Proceedings.  Global and AEHC shall cooperate fully as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of Alliance and the Alliance Subsidiaries.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  AEHC further agrees, upon request and at the sole cost of Global, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Global or Alliance and the Alliance Subsidiaries (including, but not limited to, with respect to the transactions contemplated hereby). Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third Party Claim shall be governed by Section 9.4.

(c)                                  Transfer Taxes.  AEHC shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes (“Transfer Taxes”) resulting from the transactions contemplated by this Agreement.  AEHC and Global shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(d)                                 Tax Treatment of Indemnity Payments.  Any amount paid by a Party to another Party under Section 9.1 shall be treated for all Tax purposes as an adjustment to the Purchase Price to the extent permitted under applicable Tax Law.

7.7                                 Certain Employee Matters.

(a)                                  Prior to Closing, AEHC will provide Global with a list of (i) all employees of the Alliance Businesses (the “Alliance Employees”), along with their position and work location, (ii) their annual salary or hourly rate, as applicable, and (iii) their bonus opportunities and accrued or unused vacation time.

(b)                                 No Third Party Beneficiaries.  The provisions of this Section 7.7 are solely for the benefit of the respective Parties to this Agreement and nothing in this Section 7.7, express or implied, shall confer upon any employee of the Alliance Businesses, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 7.7, express or implied, shall be (i) deemed an amendment of any plan providing benefits to any employee, or (ii) construed to prevent Global from terminating or modifying to any extent or in any respect any benefit plan that Global may establish or maintain.

7.8                                 Exclusive Dealing.  Until the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms, and except as otherwise required in order for AEHC to comply with the terms of Section 7.2, (a) neither AEHC nor Alliance will solicit offers from, negotiate with, or in any manner encourage, discuss, or consider any proposal of any other person relating to the acquisition of Alliance or its material assets, in whole or in part in any manner, other than the sale of non-material assets in the ordinary course of business; and (b) AEHC and Alliance shall immediately notify Global regarding any contact between AEHC, Alliance, or their respective representatives and any other person regarding any such offer or any related inquiry.  Notwithstanding the foregoing, nothing in this Section 7.8 shall restrict either AEHC or Alliance from soliciting offers from, negotiating with, or in any manner encouraging, discussing or considering any proposal of any other person relating to the acquisition of any individual Alliance location; provided, that neither AEHC nor Alliance will enter into any binding commitment to sell any individual Alliance location without Global’s consent as required under Section 7.1.

7.9                                 Further Assurances.

(a)                                  Global and AEHC shall, and AEHC shall cause Alliance to, use their reasonable efforts (i) to obtain all approvals and consents required by or necessary for the transactions contemplated by this Agreement, and (ii) to take all appropriate action and to do all things necessary, proper, or advisable under applicable laws and regulations and this Agreement to effect the transactions contemplated in this Agreement and to timely satisfy the conditions set forth in ARTICLE IV.

(b)                                 Nothing in this Section 7.8 will require any Party to hold separate or make any divestiture of any asset or otherwise agree to any restriction on operations or other condition that would be materially adverse to the assets, liabilities, or business of Global or Alliance.  No Party will be required to offer or grant financial accommodations to any third party or to remain secondarily liable with respect to any liability.

(c)                                  Prior to the Closing, neither Party shall make any filing or request any consent related to the transactions contemplated by this Agreement without the approval of the other Party, which approval shall not be unreasonably withheld or delayed.

(d)                                 Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

(e)                                  Prior to the Closing, AEHC agrees to provide Global with copies of all Affiliate Guarantees known to AEHC; and Global agrees to cooperate with AEHC and use its commercially reasonable efforts to assume in writing any and all Affiliate Guarantees and to relieve AEHC of any liability thereunder.

(f)                                    AEHC will use reasonable efforts to deliver to Global copies of any historical insurance policies in AEHC’s or Alliance’s possession.

7.10                           Directors and Officers Indemnification and Insurance.

(a)                                  Global agrees that all rights to indemnification and related rights to advancement of expenses on the part of each person who at the Closing is a current or former director or officer of Alliance, including all such rights existing pursuant to Law, Alliance’s certificate of organization and operating agreement or any written agreement between any such person and Alliance in effect on the date of this Agreement, shall survive the Closing and shall continue in full force and effect until 180 days after the expiration of the longest applicable statute of limitation; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.  Global shall cause Alliance to comply with its obligations with respect to such rights to indemnification and advancement of expenses.

(b)                                 If Global or Alliance or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Global or Alliance shall assume all of the obligations set forth in this Section 7.10.

7.11                           Access, Information and Documents.

(a)                                  From and after the date hereof and to the Closing, upon reasonable advance notice from Global of not less than five (5) Business Days, AEHC shall, to the extent permitted by Law, permit Global and its authorized representatives to have reasonable access, during regular business hours, to the assets, employees, facilities, Contracts, books and records and other documents relating exclusively to the Alliance Businesses; provided, however, that no such access (or related activities or investigations) shall unreasonably interfere with AEHC’s normal operations of its businesses, including the Alliance Businesses; provided, further, that all information received by Global or its representatives and given by or on behalf of AEHC in connection with this Agreement and the Transaction will be held by Global and its subsidiaries, employees, and representatives as confidential information pursuant to the terms of the Confidentiality Agreement.

(b)                                 The covenants in Section 7.11(a) will not require AEHC to provide Global or its representatives with access to any document or other communication that AEHC believes in good faith may be subject to any contractual confidentiality obligation or that may be covered by any attorney-client privilege, attorney work product privilege or similar privilege, or to permit Global or its representatives to conduct any Environmental Tests, including soil, water, air or other sampling or testing, at or relating to real property retained by AEHC.

(c)                                  From and after the date hereof and to the Closing, without the prior consent of AEHC, which consent may not be unreasonably withheld by AEHC, neither Global nor any of its subsidiaries or employees shall contact any suppliers to, or employees (except pursuant to Section 7.11(a)) or customers of, the Alliance Businesses in connection with or pertaining to any subject matter of this Agreement.  Notwithstanding the foregoing, AEHC acknowledges and agrees that Global has an ongoing relationship with certain suppliers of Alliance with respect to Global’s current business operations, and the foregoing restriction is not intended to limit Global’s ordinary course of business with such suppliers.

7.12                           UST Fund.  Global received no discount or reduction of any kind regarding the contribution of the Alliance Equity Interests with respect to known or unknown environmental conditions on any of Alliance’s Retail Locations, including without limitation any releases of petroleum at properties now, or which may in the future be, subject to application to the Connecticut UST Fund Program (“Fund”), and, at Global’s request, at the Closing AEHC will assign any and all rights it may have with respect to the Fund to Global.

7.13                           Audited Special Financial Statements.

(a)                                  AEHC shall use its commercially reasonable efforts to prepare the financial statements required by the Securities and Exchange Commission (“SEC”) (the “Special Financial Statements”), that will be required of Global or any of its Affiliates by the SEC in connection with reports, registration statements and other filings to be made by Global or any of its Affiliates related to the transactions contemplated by this Agreement with the SEC pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), in such form that such statements and the notes thereto can be audited by E&Y.  AEHC (x) shall cooperate with and permit Global to reasonably participate in the preparation of the Special Financial Statements and (y) shall provide Global and its representatives with reasonable access during normal business hours to the personnel of AEHC and its Affiliates who engage in the preparation of the Special Financial Statements.

(b)                                 AEHC shall execute and deliver or cause to be executed and delivered to E&Y such representation letters, in form and substance customary for representation letters provided to external audit firms by management of Alliance (if the financial statements are the subject of an audit or are the subject of a review pursuant to Statement of Accounting Standards 100 (Interim Financial Information)), as may be reasonably requested by E&Y, with respect to the Special Financial Statements.  Global agrees that (i) to the extent any such representation letter is delivered by any officer, employee, consultant or director of AEHC, or on its behalf, Global shall indemnify and hold harmless such officers, employees, consultants or directors and provide a defense for such officers, employees, consultants and directors (including, in each case, with respect to their own negligence) with regard to the execution, delivery or any other action related to the provision of such representation letters to the same extent as any executive officer or director of Global would be indemnified had they performed such action; (ii) Global shall provide a customary representation letter to E&Y, if reasonably requested; and (iii) Global’s existing outside auditors shall provide a customary representation letter to E&Y, if reasonably requested.

(c)                                  Global will engage E&Y to perform an audit of the Special Financial Statements and shall use commercially reasonable efforts to cause E&Y to issue unqualified opinions with respect to the Special Financial Statements (the Special Financial Statements and related audit opinions being hereinafter referred to as the “Audited Special Financial Statements”) and provide its written consent for the use of its audit reports with respect to the Special Financial Statements in reports, registration statements or other documents filed by Global or any of its Affiliates under the Exchange Act or the Securities Act, as needed.  AEHC shall take all commercially reasonable action as may be necessary to facilitate the completion of such audit and delivery of the Audited Special Financial Statements to Global or any of its Affiliates as soon as reasonably practicable, but no later than the Closing Date.

(d)                                 Global shall reimburse AEHC for all reasonable fees and expenses incurred by AEHC pursuant to this Section 7.12, including those incurred for the delivery by E&Y to Global of the Audited Special Financial Statements and any other fees charged by E&Y to facilitate Global’s ongoing compliance with SEC rules and regulations; provided, however the reimbursable fees and expenses to AEHC pursuant to this Section 7.13(d) shall be limited to those it would not otherwise incur but for the transactions contemplated by this Agreement and this Section 7.12.

ARTICLE VIII
TERMINATION

8.1                                 Termination Events.  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing as follows:

(a)                                  by mutual written consent of Global and AEHC;

(b)                                 by AEHC if Global shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 4.1 or 4.2, and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End Date, shall not have been cured within thirty (30) days following receipt of written notice from AEHC of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date;

(c)                                  by Global if AEHC shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 4.1 or 4.3, and (ii) (A) cannot be cured by the End Date or (B) if capable of being cured by the End

Date, shall not have been cured within thirty (30) days following receipt of written notice from Global of such breach or failure to perform or any shorter period of time that remains between the date of such written notice and the End Date;

(d)                                 by either Global or AEHC if (i) any of the conditions set forth in ARTICLE IV shall have become incapable of fulfillment due to (x) the final and nonappealable entry of any Order preventing or enjoining the Transaction or (y) the final and nonappealable entry of any Legal Restraint preventing the Transaction, or (ii) the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations and covenants under this Agreement) on or before March 31, 2012 (as such date is so extended, the “End Date”); provided, however, if either Party determines in good faith that additional time is necessary in order to obtain any approval for the Transaction required by any Governmental Authority, such Party may extend such date in ninety (90) day increments for purposes of securing such approval, provided, that no such extension shall extend to a date beyond September 30, 2012.

8.2                                 Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1, all obligations of the Parties under this Agreement will terminate, except that the obligations in Section 7.11(a) (with respect to confidentiality), and Sections 8.2, 10.7, 10.8 and 10.9 will survive; provided, however, that if this Agreement is terminated by Global pursuant to Section 8.1(c), or by AEHC pursuant to Section 8.1(b), then the non-breaching Party’s right to pursue all legal and equitable remedies will survive such termination unimpaired and nothing in this Section 8.2 shall be deemed to release the breaching Party from any liability for any breach of the terms, conditions, covenants and other provisions of this Agreement or to impair the right of non-breaching Party to compel specific performance by the breaching Party of its obligations under this Agreement.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, IN THE EVENT THIS AGREEMENT IS TERMINATED BY GLOBAL PURSUANT TO SECTION 8.1(c), OR BY AEHC PURSUANT TO SECTION 8.1(b), IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF ITS PERFORMANCE OR NONPERFORMANCE OF ANY PROVISION OF THIS AGREEMENT REGARDLESS OF THE NATURE OF THE CLAIM OR WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ARTICLE IX
INDEMNIFICATION

9.1                                 Indemnification by AEHC.

(a)                                  Subject to the limitations set forth in this Agreement, from and after the Closing Date AEHC shall indemnify and hold harmless Global, its general partner, its direct and indirect subsidiaries and each of their respective officers, directors, employees, agents, advisors or representatives (the “Global Indemnitees”), from and against any and all claims, actions, causes of action, judgments, awards, Liabilities, losses, costs, expenses (including reasonable legal fees and expenses), fines or damages (each, a “Loss”, collectively the “Losses”) incurred or suffered to the extent such arise or result from:

(i)                                     any and all Liabilities of Alliance, the Alliance Subsidiaries, any former subsidiary of Alliance or either of the Alliance Subsidiaries or any of their respective predecessors in interest arising from or related to the non-retail gas station businesses formerly leased, owned and/or operated by such entities (e.g., lubricants, retail home heating oil and related inland terminals) arising prior to or after the Closing; provided, however, (A) AEHC will not be liable for any Losses under this subparagraph (i) in any fiscal year unless the aggregate of all such Losses in such fiscal year exceeds $500,000 (with all unused amounts of such annual deductible rolled over to the following fiscal year covered by this subparagraph (i); (B) AEHC will not be liable for any Losses under this subparagraph (i) in excess of $5 million in the aggregate; and (C) AEHC will not be liable for any Losses for any claims first raised after the fifth anniversary of the Closing Date;  (for purposes of this Section, “fiscal year” means the 12 month period ending on the last day of the month in which the Closing occurs);

(ii)                                  any inaccuracy of any representation or warranty or any breach of any covenant of AEHC hereunder not otherwise covered by subparagraphs (i) above, or (iii) below, provided, however, that the indemnification obligations under this subparagraph (ii) shall not apply to (1) any environmental matter disclosed on Schedule 5.7(g), (2) any pending litigation matter disclosed on Schedule 5.7(i), (3) AEHC’s obligations pursuant to the first sentence of Section 7.2 or (4), in each instance, the first $75,000 of soil remediation and removal costs directly related to and associated with the removal and replacement of the underground storage tanks at any Retail Location; and provided further, (x) AEHC will not be liable for any Losses under this subparagraph (ii) in any fiscal year unless the aggregate of all such Losses for such fiscal year exceeds $250,000 (with all unused amounts of such annual deductible rolled over to the following fiscal years covered by this subparagraph (ii); (y) AEHC will not be liable for any Losses under this subparagraph (ii) in excess of $4 million in the aggregate; and (z) AEHC will not be liable for any Losses for any claims first raised after the third anniversary of the Closing Date; and

(iii)                               any and all AEHC Taxes or any breach of the representations and warranties contained in Section 5.7(k).

(b)                                 AEHC’s indemnification obligations under this Section 9.1 shall apply only (i) after the application of any insurance proceeds received by Alliance or the Alliance Subsidiaries in respect of any Losses covered by any insurance carried by Alliance, the Alliance Subsidiaries, any former subsidiary of either Alliance or either of the Alliance Subsidiaries or any of their respective predecessors in interest, (ii) after application of any proceeds received by Alliance or the Alliance Subsidiaries pursuant to the indemnification or contribution remedies under any purchase agreement to which Alliance, the Alliance Subsidiaries, any former subsidiary of either Alliance or either of the Alliance Subsidiaries or any of their respective predecessors in interest acquired or leases any properties, and (iii) to the extent any such Losses (1) are in excess of any reserves therefore reflected on the Alliance balance sheet as of the Closing or (2) arise out of or relate to matters not disclosed on the Disclosure Schedule.

(c)                                  With respect to the indemnification obligations set forth in Sections 9.1(a)(i) and 9.1(a)(ii) above, AEHC shall maintain a minimum net worth equal to two times its maximum liability for such obligations (i.e., an amount equal to the aggregate of the maximum caps for each of (a) and (b), less any claims actually paid).

(d)           For purposes of this ARTICLE IX, (i) AEHC and Global shall not be considered Affiliates of each other and (ii) Global and Global Petroleum Corp. shall not be considered Affiliates of each other.

9.2           Indemnification by Global.  Subject to the limitations set forth in this Agreement, from and after the Closing Date, Global shall indemnify and hold harmless AEHC and its officers, directors, employees, agents, advisors or representatives and, solely with respect to the Affiliate Guarantees, Global Petroleum Corp. (collectively, the “AEHC Indemnitees”), from and against any and all Losses incurred or suffered to the extent such arise or result from (i) any inaccuracy of any  representation or warranty or breach of any covenant hereunder by Global, (ii) any Losses arising after the Closing relating to AEHC’s compliance with the Connecticut Bona Fide Offer Statute as required by Section 7.2, (iii) any Losses related to the Affiliate Guarantees that are being assumed and/or replaced by Global pursuant to Section 7.9(e), and (iv) any Losses related to or arising from any lawsuit filed against an AEHC Indemnitee in their capacity as officers or directors of AEHC by any unitholder of Global with respect to the Transaction, provided, however, (x) Global will not be liable for any Losses under clause (i) of this Section 9.2 for any claims first raised after the third anniversary of the Closing Date.

9.3           Notice of Claims.

(a)           If any of the Persons to be indemnified under this ARTICLE IX (the “Indemnified Party”) has suffered or incurred any Loss (other than one resulting from a Third Party Claim), the Indemnified Party shall so notify in writing the Party from whom indemnification is sought (the “Indemnifying Party”) promptly after obtaining knowledge of such claim, describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable specificity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred.  A failure to give notice in a timely manner pursuant to this Section 9.3(a) shall not limit the obligation of the Indemnifying Party under this ARTICLE IX: (i) except to the extent such Indemnifying Party is prejudiced thereby and (ii) except to the extent expenses are incurred during the period in which notice was not provided.  The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim of indemnity (including reasonable access to and copies of records and information that are reasonably relevant to such matters and the making available of employees on a mutually convenient basis for providing additional information and explanation of any material relating to such matters).  If the Indemnifying Party does not notify the Indemnified Party within sixty (60) calendar days following its receipt of a notice delivered pursuant to this Section 9.1(d) that the Indemnifying Party disputes its liability to the Indemnified Party under this ARTICLE IX, such claim specified by the Indemnified Party in such notice shall be conclusively determined to be a liability of the Indemnifying Party.

(b)           If any Proceeding is instituted by or against a third party with respect to which the Indemnified Party intends to claim any Liability or expense as a Loss under this ARTICLE IX, the Indemnified Party shall promptly following receipt by such Indemnified Party of notice of the Third Party Claim notify the Indemnifying Party in writing and in reasonable detail of such Proceeding.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.  A failure to give notice and to tender the defense of the Proceeding in a timely manner pursuant to this Section 9.3(b) shall not limit the obligation of the Indemnifying Party under this ARTICLE IX: (i) except to the extent such Indemnifying Party is prejudiced thereby, and for this purpose, any failure to give notice and to tender the defense that results in the Indemnifying Party not controlling or participating in such Proceeding shall be deemed to prejudice the Indemnifying Party, (ii) except to the extent expenses are incurred during the period in which notice was not provided, and (iii) except as provided by 9.4 below.

9.4           Third Party Claims.

(a)           The Indemnifying Party under this ARTICLE IX shall have the right, but not the obligation, to conduct and control, through counsel of its choosing, the defense or prosecution, as applicable, of any third party claim, action or suit for which indemnity may be sought under Sections 9.1 or 9.2 (a “Third Party Claim”), and the Indemnifying Party may compromise or settle the same; provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement; provided, further, that the Indemnifying Party will not, in defense of such Third Party Claim, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement (i) which provides for any relief other than the payment of monetary damages and/or (ii) which does not include as an unconditional term thereof the giving by the third party claimant to the Indemnified Party of a release from all liability in respect thereof.  Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense or prosecution of any Third Party Claim if at the time of assumption (x) the Indemnifying Party fails to demonstrate its ability to conduct the defense or prosecution actively and diligently, (y) a majority of the damages associated with such Third Party Claim are not reasonably expected to be indemnifiable hereunder or (z) the relief sought in connection with such Third Party Claim consists primarily of injunctive or other equitable relief against the Indemnified Party.  If it assumes the defense or prosecution of any Third Party Claim, the Indemnifying Party shall permit the Indemnified Party to participate in, but not control or file any papers in respect of, the defense or prosecution of any such action or suit through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel and any counsel retained or used by the Indemnified Party from the time the Indemnifying Party assumed the defense or prosecution of the Third Party Claim shall be borne by the Indemnified Party.  The Indemnifying Party shall be liable for the fees, costs and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense or prosecution of a Third Party Claim (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided in Section 9.4).  Whether or not the Indemnifying Party shall have assumed the defense or prosecution of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim, without the Indemnifying Party’s prior written consent.  The election of the Indemnifying Party to assume the defense or prosecution of a Third Party Claim will not be deemed an admission by the Indemnifying Party that the claims made in the Third Party Claim are within the scope of or subject to indemnification under this Agreement.  If the Indemnifying Party elects not to control or conduct the defense or prosecution of a Third Party Claim, the Indemnifying Party shall have the right to participate in, but not conduct or control, the defense or prosecution of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.

(b)           The Parties shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

9.5           Expiration.

(a)           AEHC’s representations and warranties in ARTICLE V shall survive until the expiration of the indemnification obligations under Section 9.1(a)(ii), except for the representations and warranties set forth in Section 5.7(k), which will survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations.

(b)           Global’s representations and warranties in ARTICLE VI shall survive until the third anniversary of the Closing Date.

(c)           All covenants and agreements of the Parties (including those related to indemnification in Sections 9.1 and 9.2) shall survive the Closing.

9.6           Other Limitations.

(a)           Global and AEHC shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by using commercially reasonable efforts to resolve any such claim or liability.  Further, each Party shall use commercially reasonable efforts to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise to, a Loss, including incurring costs but only to the minimum extent necessary to remedy the breach which gives rise to the Loss.  In the event that Global or AEHC shall fail to use such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any Loss that could reasonably be expected to have been avoided if Global or AEHC, as the case may be, had made such efforts.

(b)           The Indemnified Party shall use commercially reasonable efforts to obtain all insurance proceeds or other payments from third parties.  The amount of Loss for which the Indemnified Party may be entitled to seek indemnification under this Agreement will be reduced by the amount of any insurance proceeds or other payment from a third party actually received, realized or retained by the Indemnified Party or any of its Affiliates with respect to such Loss (less the amount of any expenses incurred by it in procuring such recovery).  If such Person, after having received any indemnification payment pursuant to this Agreement with respect to a Loss, subsequently receives or realizes any insurance proceeds or other payment, the Indemnified Party will promptly refund and pay to the Indemnifying Party an amount equal to such insurance proceeds or payment (after deducting therefrom the amount of any expenses incurred by it in procuring such recovery, to the extent such Indemnified Party did not already receive payment for such expenses from the Indemnifying Party), but not in excess of any amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such matter.

(c)           If an Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any claim by a third party, then the appropriate Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party, and such Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.

(d)           Notwithstanding any provision herein, AEHC and its Affiliates shall not in any event be liable to any Global Indemnitee and Global and its Affiliates shall not in any event be liable to any AEHC Indemnitee on account of any indemnity obligation set forth in Section 9.1 or 9.2 (as applicable) for any indirect, consequential, special, incidental or punitive damages arising out of, or relating to, this Agreement, the Transaction, the performance or breach of this Agreement or any liability or obligation retained or assumed under this Agreement, other than any such damages for which the Indemnified Party is found liable through the final resolution of a Third Party Claim.

(e)           Notwithstanding anything to the contrary in this Agreement, it is intended that the provisions of this Agreement will not result in a duplicative payment of any amount required to be paid under this Agreement, and this Agreement shall be construed accordingly.

(f)            Notwithstanding anything to the contrary in this Agreement, AEHC’s indemnification obligations under Section 9.1 shall not cover any Environmental Liabilities relating to or occurring at any property owned, leased and/or operated by Global or any of its subsidiaries prior to the Closing, except to the extent such Environmental Liabilities would otherwise be Alliance’s responsibility pursuant to that certain Facilities Management Agreement between Alliance and Global Companies LLC or that certain Facilities  Management Agreement between Aliance and Global Montello Group Corp., each with respect to certain retail gas stations and ancillary uses thereto owned or leased by Global or one of its subsidiaries prior to the Closing and managed by Alliance prior to the Closing.

(g)           Notwithstanding anything to the contrary in this Agreement, AEHC’s indemnification obligations under Section 9.1(a)(ii) shall not apply to any incremental additional Losses due to any Environmental Liability to the extent that such incremental additional Losses are due to the conduct of Global or its agents post-Closing which conduct causes a further Release or an increase in the concentration or area coverage of such Environmental Liability.

9.7           Acknowledgements; Exclusive Remedy.

(a)           Except as otherwise specifically provided in this Agreement, or any instrument delivered in connection with the consummation of the Transaction, Global acknowledges and agrees that, other than with respect to (i) claims of, or causes of action arising from, fraud, criminal activity or willful misconduct and (ii) claims for equitable relief related to the breach of any covenant or agreement of AEHC contained in this Agreement requiring performance after the Closing, Global’s and the Global Indemnitee’s sole and exclusive remedy after the Closing with respect to any and all claims against AEHC and its Affiliates relating to this Agreement, the Transaction, any document or certificate delivered in connection herewith, any  applicable Law (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) or otherwise shall be pursuant to and limited by the indemnification provisions set forth in this Agreement.  In furtherance of the foregoing, Global hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud , criminal activity or willful misconduct and claims for equitable relief related to the breach of any covenant or agreement of AEHC contained in this Agreement requiring performance after the Closing) it or any of its Affiliates may have against AEHC or any of its Affiliates or any of their respective officers, directors, employees, agents or advisors arising under or based upon this Agreement, the Transaction, any document or certificate delivered in connection herewith, or any applicable Law (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) or otherwise, except pursuant to the indemnification provisions set forth in this Agreement.  Notwithstanding anything herein to the contrary, AEHC’s liability with respect to any claims of, or causes of action arising from, fraud, criminal activity or willful misconduct by AEHC shall be unlimited.

(b)           Except as otherwise specifically provided in this Agreement, AEHC acknowledges and agrees that, other than with respect to (i) claims of, or causes of action arising from, fraud, criminal activity or willful misconduct and (ii) claims for equitable relief related to the breach of any covenant or agreement of Global contained in this Agreement requiring performance after the Closing, AEHC’s and the AEHC’s Indemnities’ sole and exclusive remedy after the Closing with respect to any and all claims against Global and its Affiliates relating to this Agreement, the Transaction, any document or certificate delivered in connection herewith, the Alliance Businesses, or any applicable Law (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) or otherwise shall be pursuant to and limited by, the indemnification provisions set forth in this Agreement.  In furtherance of the foregoing, AEHC hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, criminal activity or willful misconduct and claims for equitable relief related to the breach of any covenant or agreement of Global contained in this Agreement requiring performance after the Closing) it or any of its Affiliates may have against Global or any of its Affiliates or any of their respective officers, directors, employees, agents or advisors arising under or based upon this Agreement, the Transaction, any document or certificate delivered in connection herewith, the Alliance Businesses or any applicable Law (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) or otherwise, except pursuant to the indemnification provisions set forth in this Agreement.   Notwithstanding anything herein to the contrary, Global’s liability with respect to any claims of, or causes of action arising from, fraud, criminal activity or willful misconduct by Global shall be unlimited.

(c)           EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE TRANSACTION.

ARTICLE X
OTHER PROVISIONS

10.1         Notices.  All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by certified mail, return receipt requested, or by an internationally recognized courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by written confirmation thereof to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

if to AEHC:

AE Holdings Corp.

404 Wyman Street, Suite 425

Waltham, MA  02451

Telephone: 781-674-7787

Facsimile: 781-674-7799

Attn: Mark Cosenza

with a copy to:

AE Holdings Corp.

404 Wyman Street, Suite 425

Waltham, MA  02451

Telephone: 781-402-8897

Facsimile: 781-674-7799

Attn: Dylan Remley

if to Global:

Global Partners LP

800 South Street, Suite 200

Waltham, MA  02453

Telephone: 781-398-4202

Facsimile: 781-398-9202

Attn: Thomas J. Hollister

with a copy to:

Global Partners LP

800 South Street, Suite 200

Waltham, MA  02453

Telephone: 781-398-4211

Facsimile: 781-398-9211

Attn: Edward J. Faneuil

Each such notice or other communication hereunder shall be effective: (i) if mailed, three calendar days after mailing at the address specified in this Section (or in accordance with the latest unrevoked written director from such party), (ii) if delivered by hand or by internationally recognized courier service, when delivered at the address specified in this Section (or in accordance with the latest unrevoked written direction from the receiving party), and (iii) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section (or in accordance with the latest unrevoked written direction from the receiving party), and the appropriate confirmation is received; provided that notices received on a day that is not a Business Day or after the close of business on a Business Day will be deemed to be effective on the next Business Day.

10.2         Amendment; Waiver.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Global and AEHC or, in the case of a waiver, by the Party against whom the waiver is to be effective.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.3         Assignment.  Neither Party may assign any of its rights or obligations under this Agreement, including by sale of stock or by operation of Law in connection with a merger or sale of substantially all assets, without the prior written consent of the other Party.

10.4         Entire Agreement.  This Agreement (including Schedules and Exhibits) comprise the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the Parties that expressly provides that it is not superseded by this Agreement.

10.5         Fulfillment of Obligations.  Any obligation of any Party to any other Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party; provided, however, that the for purposes of this Section 10.5, AEHC and Global shall not be considered Affiliates of each other.

10.6         Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  Except as provided in ARTICLE IX, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Global, AEHC or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

10.7         Public Disclosure.  No communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement or the Transaction shall be issued or made by any Party without the prior consent of the other Party

(which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may be required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, in which case the Party required to make the communication, release or announcement shall allow the other Party reasonable time to comment thereon in advance of such issuance; provided, however, that each of the Parties may make internal announcements to their respective employees that are consistent with the Parties’ prior public disclosures regarding the Transaction after reasonable prior notice to and consultation with the other Party.

10.8         Return of Information.  If for any reason whatsoever the Transaction is not consummated, Global shall promptly return to AEHC all books and records furnished by AEHC, any of its respective Affiliates or any of its respective agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

10.9         Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, including this Section 10.9, each of the Parties shall be responsible for the payment of its or any of its Affiliates’ own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such Party.  The filing fees required by any Governmental Competition Authority shall be borne by Global.

10.10       Schedules.  The disclosure of any matter in any Schedule to this Agreement shall expressly not be deemed to constitute an admission by AEHC, or to otherwise imply, that any such matter is material for the purposes of this Agreement.  Disclosure of any matter, fact, or circumstance in any Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of any other Schedule to the extent it is reasonably apparent that such information is relevant to such other Schedule.

10.11       Governing Law; Jurisdiction.  This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, U.S.A., its rules of conflict of laws notwithstanding.

10.12       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

10.13       Headings.  The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

10.14       Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any

Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

10.15       Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15.

10.16       Specific Performance.  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement was not performed in accordance with its terms or was otherwise breached or threatened to be breached.  It is accordingly agreed that the Parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  Such equitable relief shall be in addition to any other remedy to which the Parties are entitled at law or in equity as a remedy for such nonperformance, breach or threatened breach.

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

AE HOLDINGS CORP.		GLOBAL PARTNERS LP
By: Global GP LLC, its general partner

By:	/s/ Andrew P. Slifka	By:	/s/ Thomas J. Hollister

Title:	President	Title:	CEO & CFO

[Signature Page for Contribution Agreement]